UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: November 13, 2017

Commission File Number: 001-36891

Cellectis S.A.

(Exact Name of registrant as specified in its charter)

8, rue de la Croix Jarry

75013 Paris, France

+33 1 81 69 16 00

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Exhibits

The following document, which is attached as an exhibit hereto, is incorporated by reference herein.

This report on Form 6-K shall be deemed to be incorporated by reference in the registration statement on Form F-3 (No. 333-217086) of Cellectis S.A., to the extent not superseded by documents or reports subsequently filed.

Exhibit	Title

10.1	Management Services Agreement dated January 1, 2016 between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

10.2	Management Services Agreement Amendment dated July 25, 2017 between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

10.3	Separation Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.

10.4	Stockholders Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.

10.5	License Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.

99.1	Cellectis S.A.’s interim report for the quarter and nine-month period ended September 30, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLECTIS S.A. (Registrant)

November 13, 2017	By:	/s/ André Choulika
André Choulika
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Title

10.1	Management Services Agreement dated January 1, 2016 between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

10.2	Management Services Agreement Amendment dated July 25, 2017 between Cellectis S.A., Cellectis, Inc. and Calyxt, Inc.

10.3	Separation Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.

10.4	Stockholders Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.

10.5	License Agreement dated July 25, 2017 between Cellectis S.A. and Calyxt, Inc.

99.1	Cellectis S.A.’s interim report for the quarter and nine-month period ended September 30, 2017.